

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

James Tivy
Chief Financial Officer
M-tron Industries, Inc.
2525 Shader Road
Orlando, FL 32804

> **Re: M-tron Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed June 29, 2022**
> **File No. 001-41391**

Dear Mr. Tivy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form 10

Unaudited Pro Forma Financial Statements, page 37

1. We have reviewed your revisions made in response to our prior comment 5 and note your discussion and disclosures of Management's Adjustments. Please remove the column of Management's Adjustments from the face of the pro forma balance sheet and pro forma statements of operations, as such adjustments are only to be presented in an explanatory footnote in accordance with the format in Rule 11-02(a)(7)(ii)(A) of Regulation S-X. Also disclose in the explanatory footnote whether the pro forma financial information reflects all Management's Adjustments that are, in management's opinion, necessary to a fair statement of the pro forma financial information presented. Refer to Rule 11-02(a)(7)(i)(C) of Regulation S-X.

<u>Business, page 43</u>

2.   We note your response to prior comment eight. Please clarify whether M-Tron Industries, Inc. is an operating company or a holding company. Please more clearly describe your operations and the operations of each of your subsidiaries. Also, please disclose the legal structure of your subsidiaries and consider including an organizational chart.

<u>Management, page 53</u>

3.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. LaPenta and Goldman should serve as directors of your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

<u>Revolving Credit Agreement, page F-26</u>

4.   We note that you entered into a loan agreement for a revolving line of credit. Please file such agreement as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton, Staff Accountant at (202) 551-3328 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael L Zuppone